UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)

☒    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the year ended December 31, 2016

or

☐         Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
 For the transition period from                      to                       .

COMMISSION FILE NUMBER: 000-26076

SINCLAIR BROADCAST GROUP, INC.
401(k) RETIREMENT SAVINGS PLAN
(Full Title of Plan)

SINCLAIR BROADCAST GROUP, INC.
(Exact name of Registrant as specified in its charter)

10706 Beaver Dam Road
Hunt Valley, Maryland 21030
(Address of principal executive office, zip code)

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

SINCLAIR BROADCAST GROUP, INC.
401(K) RETIREMENT SAVINGS PLAN

DECEMBER 31, 2016 AND 2015

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Investment Committee and Audit Committee
Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedule, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Bethesda, Maryland
June 28, 2017

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
ASSETS
Investments, at fair value	$307,425,572	$270,195,746
Investments, at contract value	32,612,064	27,459,498

Total investments	340,037,636	297,655,244

Receivables
Employee contributions	14,493	10,887
Employer contributions	6,987,590	5,977,355
Participant notes receivable	6,191,496	5,597,394

Total receivables	13,193,579	11,585,636

Total assets	353,231,215	309,240,880

LIABILITIES
Excess contributions refundable	237,186	86,960

Net assets available for benefits	$352,994,029	$309,153,920

See note to the financial statements.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2016

Additions:
Income on investments and participant notes receivable
Interest on participant notes receivable	$246,432
Net appreciation in value of investments	21,840,376

Income on investments and participant notes receivable	22,086,808

Contributions:
Employees	26,914,613
Employer	7,034,134
Rollovers	9,308,109

Total contributions	43,256,856

Total additions	65,343,664

Deductions:
Benefit payments	21,354,890
Administrative expenses	148,665

Total deductions	21,503,555

Net increase	43,840,109

Net assets available for benefits:
Beginning of the year	309,153,920

End of the year	$352,994,029

See note to the financial statements.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 1 - PLAN DESCRIPTION

The following description of Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies of this summary are available from Sinclair Broadcast Group, Inc. (the “Company” or “Employer”), Human Resources Department.

General

The Plan was adopted on January 1, 1988 and was amended and restated effective April 14, 2010 pursuant to a Massachusetts Mutual Life Insurance Company (“Mass Mutual”) Non-standardized 401(k) Profit Sharing Plan Prototype Plan Document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is a participatory defined contribution plan covering substantially all of the Company’s employees. Mass Mutual is the administrator of the Plan and operates the plan in accordance with the Plan documents. State Street Bank and Trust Company is the trustee of the Plan. The Board of Directors is responsible for oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Plan’s Board of Directors. An employee is eligible to participate in the Plan upon successful completion of the introductory period (90-day evaluation period to which all new employees and re-hires are subject). Re-hires, if eligible to participate in the Plan on their date of termination, are eligible to enter the Plan on the date of re-hire. Although employees may participate in the Plan, they will not be eligible to receive the discretionary Company match until they have completed one year of service. An employee will earn a year of service if they work at least 1,000 hours during the 12-month period immediately following their date of hire or if they work at least 1,000 hours during any Plan year beginning after their date of hire. In addition, once a participant completes a year of service in order to receive the discretionary match, they must also be employed on the last day of the Plan year and complete at least 1,000 hours of service during the Plan year for which the match pertains. On October 1, 2012, the Plan was amended to implement an auto enrollment process whereby participants are automatically enrolled at a 3% deferral rate upon becoming eligible. The Plan was amended during 2013 to reduce the service requirement for participation from 90 to 75 days. Effective January 1, 2016, the Plan was restated to fully incorporate the amendments discussed above.

Contributions

Employees contribute to the Plan through payroll deductions, up to a maximum of 85% of their total compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans (rollovers). Each participant’s account is credited with the participant’s contribution, Company’s matching contribution, and the participant’s pro rata share of earnings or losses on invested assets of the trust funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Company’s matching contribution for all participating employees is discretionary and during 2016 the match was equal to 50% of the employee’s contributions limited to the first 4% of compensation the employee contributed. Contributions to the Plan are invested in the available investment options in accordance with the participant’s election. A terminating member of the Plan has the option to maintain their account (if the balance is over $5,000) or be paid the current value of their contributions and any vested Employer contributions to the Plan, reduced by any outstanding loan balances. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

The terminating member must forfeit the current unvested value of the Employer’s contribution to their account. In accordance with the terms of the Plan, such forfeitures are first applied to pay administrative expenses of the Plan, if any, and then to reduce future contributions required of the Employer. Participants are fully vested in their contribution to the Plan and related earnings. Under the provisions of the Plan, eligible employees become 20% vested in Employer contribution amounts credited to their account after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service and 100% vested after six years of service.

Unallocated assets which consist of forfeited amounts and unapplied loan payments in the Plan were $276,282 and $313,446 as of December 31, 2016 and 2015, respectively. During 2016, $200,000 of forfeitures were used to fund Employer contributions. Unallocated assets relating to forfeited amounts are invested in the guaranteed investment contract.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

The December 31, 2016 and 2015 Employer contributions consist of a receivable that was funded subsequent to the Plan’s year end with the Company’s common stock. The Company may also make additional discretionary profit sharing contributions each year. There were no additional discretionary contributions during the year ended December 31, 2016.

Upon enrollment, a participant may direct employee contributions to any of the Plan’s available fund options except the Sinclair Broadcast Group Common Stock Fund. Employer contributions are invested in the Sinclair Broadcast Group, Inc. Common Stock Fund, but may be redirected by participants to other fund options immediately.

During 2016, the Company hired employees in connection with the acquisition of certain businesses. Upon hire, these employees were immediately eligible to participate in the Plan and were credited with service earned while employed by these television station owners. These employees also have the option to roll their account balance into the Plan.

Excess Contributions Refundable

In order to pass the Actual Deferral Percentage test and the Actual Contributions percentage test under Section 401(a) of the Internal Revenue Code (“IRC”), as of December 31, 2016 and 2015, a refund of contributions plus related investment earnings, totaling $237,186 and $86,960, respectively, has been recorded as a liability to certain employees with a corresponding reduction to contributions.

Payment of Benefits

Participants may elect one of several methods to receive their vested benefits including: (a) a joint and survivor option whereby the employee receives a reduced monthly benefit during his/her lifetime and, upon death, the surviving spouse will receive a monthly benefit for his/her lifetime; (b) the purchase of a life annuity; (c) equal installments over a period of not more than the participant’s assumed life expectancy (or participant’s and participant’s beneficiary’s assumed life expectancy) at the time of distribution; (d) a lump sum distribution; or (e) partial distributions. In the absence of such election by the participant, the method of distribution shall be determined by the Plan. Upon termination of employment before normal retirement, a lump sum distribution may also be made.

Participant Notes Receivable

Participants have the option to borrow from the vested portion of their account. The minimum loan amount is $1,000 and the maximum loan permitted is the lesser of: (1) $50,000; or (2) one-half of their vested balance, and is secured by the balance in the participant’s account with interest charged based on the prime rate at the time of borrowing plus 1%. The rates charged to participants on current loans outstanding ranged from 3.25% to 10.25% as of December 31, 2016 and 2015. Participants may have two loans outstanding at one time. Generally, the term of the loans may not exceed five years. Interest income from these loans is treated as income to the Plan. Principal and interest are paid ratably through bi-weekly payroll deductions.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company has evaluated subsequent events for recognition and disclosure through the date of this filing.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for certain investment contracts discussed below. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For further information see Note 3 - Fair Value Measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Purchases and sales of securities are recorded on a trade-date basis. The net appreciation of the fair value of investments consists of realized and unrealized gains and losses and dividends. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable

Notes receivable from participants are valued at the outstanding principal balance plus accrued interest, which represents the exit value upon collection, either by repayment or by deemed distribution if not repaid. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefit payments are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

Recently Issued Accounting Pronouncements

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Full Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU was effective for fiscal years beginning after December 15, 2015, with early adoption permitted. We early adopted Parts I and II for the fiscal year ended December 31, 2015 which are applied retrospectively in the financial statements.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE 3 - FAIR VALUE MEASUREMENTS

Accounting guidance provides for valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). A fair value hierarchy using three broad levels prioritizes the inputs to valuation techniques used to measure fair value. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;

•
Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; or

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2016 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Money Market Fund	$—	$10,531	$—	$10,531
Pooled Separate Accounts	—	273,602,195	—	273,602,195
Common Stock Fund	—	33,812,846	—	33,812,846
Total investments measured at fair value	$—	$307,425,572	$—	$307,425,572

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2015 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Money Market Fund	$—	$1,641	$—	$1,641
Pooled Separate Accounts	—	240,641,923	—	240,641,923
Common Stock Fund	—	29,552,182	—	29,552,182
Total investments measured at fair value	$—	$270,195,746	$—	$270,195,746

The following is a description of the valuation methodologies for assets measured at fair value. There have been no changes to the methodologies used as of December 31, 2016.

Pooled Separate Accounts

The pooled separate accounts are valued using the net unit value, which is based on the fair value of the underlying assets of the account. Redemptions may occur on a daily basis. The use of net asset value as fair value is deemed appropriate as the pooled separate accounts do not have a finite life, unfunded commitments relating to investments, or restrictions on redemptions.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

Common Stock Fund

The Sinclair Broadcast Group, Inc. Common Stock Fund (the “Fund”) is tracked on a unitized basis. The Fund consists of the Company’s common stock which is valued at its quoted market price and funds held in the Investors Bank and Trust Money Market Fund sufficient to meet the Fund’s daily cash needs. The Fund is unitized to allow for daily trades. The value of a unit reflects the combined market value of the Company’s common stock and the cash investments held by the Fund. As of December 31, 2016, 738,188 units were outstanding with a unitized value of $45.81 per unit. As of December 31, 2015, 677,454 units were outstanding with a unitized value of $43.62 per unit. The market value of the Company’s Class A common stock as of December 31, 2016 and 2015 was $33.35 and $32.54, respectively. The money market fund is valued at net asset value of the units held at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4 - INCOME TAX STATUS

The underlying prototype plan has received an opinion letter from the IRS date March 31, 2014 stating that the form of the Plan is qualified under Section 401 of the IRC and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan sponsor has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letters. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5 - FULLY BENEFIT-RESPONSIVE GUARANTEED INVESTMENT CONTRACT

The Plan invests in a guaranteed investment contract, the Guaranteed Interest Account, with an insurance company that qualifies as a fully benefit-responsive investment contract.

The Guaranteed Interest Account investment option is provided through a group annuity contract in which the Plan is invested. Under the terms of a group annuity contract, a crediting rate is established for amounts invested in the guaranteed interest account and participants may direct permitted withdrawal and/or transfer transactions of all or a portion of their account balance at contract value. Contract value represents contributions plus credited interest less participant withdrawals and fees. The Plan considers this investment option to be fully benefit-responsive notwithstanding the liquidation value events under the contract that limit the ability of the Plan to transact at contract value.

The average yield earned is calculated by dividing the annual interest credited to the Plan during the Plan year by the average annual fair value. The average interest rate credited to participants is calculated by dividing the annual interest credited to the participants during the Plan year by the average annual fair value. The average yield earned by the Plan and the average interest rate credited to participants is the same, therefore, no adjustment is needed. As of December 31, 2016, there were no reserves against contract values for credit risk of contract issuers or otherwise.

Certain events may limit the ability of the Plan to transact at contract value. Such events include but may not be limited to the following: (1) temporary absence; (2) change in position or other occurrence qualifying as a temporary break in service under the Plan; (3) transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the Employer; (4) cessation of an employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan sponsor's business; (5) removal from the Plan of one or more groups or classifications of participants; (6) partial or complete Plan termination; or (7) Plan disqualification.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 7 - DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The financial statements are prepared on an accrual basis whereas the Form 5500 is prepared on a modified cash basis.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$352,994,029	$309,153,920

Employee contributions receivable	(14,493)	(10,887)
Employer contribution receivable	(6,987,590)	(5,977,355)
Excess contributions refundable	237,186	86,960

Net assets available for benefits per the Form 5500	$346,229,132	$303,252,638

The following is a reconciliation of Employer contributions per the financial statements to the Form 5500 for the year ended December 31, 2016:

Employer contributions per financial statements	$7,034,134
Less: Employer contribution receivable at end of year	(6,987,590)
Add: Employer contribution receivable at beginning of year	5,977,355

Employer contributions per the Form 5500	$6,023,899

The following is a reconciliation of employee contributions per the financial statements to the Form 5500 for the year ended December 31, 2016:

Employee contributions per financial statements	$26,914,613
Less: employee contributions receivable at end of year	(14,493)
Add: employee contributions receivable at beginning of year	10,887
Add: corrective distributions for the year ended December 31, 2016	241,220

Employee contributions per the Form 5500	$27,152,227

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

The following is a reconciliation of corrective distributions per the financial statements to the Form 5500 for the year ended December 31, 2016:

Corrective distributions included within employee contributions per financial statements	$241,220
Less: excess contributions refundable at end of year	(237,186)
Add: excess contributions refundable at beginning of year	86,960

Corrective distributions per the Form 5500	$90,994

NOTE 8 - RELATED PARTY AND PARTIES-IN-INTEREST TRANSACTIONS

The Employer matching contributions are made in shares of the Sinclair Broadcast Group, Inc. common stock. During 2016, the Employer matching contributions amounted to $6,987,590. Dividends received on Sinclair Broadcast Group, Inc. common stock during 2016 were $724,224.

Certain Plan investments are pooled separate accounts and a guaranteed investment contract managed by MassMutual Financial Group, an affiliate of MassMutual. MassMutual is the third party administrator as defined by the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Plan made direct payments to MassMutual of $148,665 for the year ended December 31, 2016, which were not covered by revenue sharing. The Employer pays directly any other fees related to the Plan's operations.

SUPPLEMENTAL INFORMATION

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

EIN: 52-1494660 Plan # 001
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	(d) Cost(1)	(e) Current Value
*	Guaranteed Interest Account (contract value)	2,115,111 units		$32,612,064

*	Select Focus Value (Harris)	33,409 units		20,013,713
*	Premier Core Bond (Babson)	5,405 units		12,223,836
*	Select Fundamental Value (Wellington)	78,705 units		21,352,513
*	Select Overseas (MFS/Harris/JPMorgan)	38,291 units		7,810,895
*	Select Blue Chip Growth (TRP)	80,862 units		27,689,643
*	Global Strategic Income (OFI)	20,971 units		5,374,219
*	Select Mid Cap Growth II (TRP/Frontier)	13,463 units		7,673,469
*	Select Small Cap Growth Equity (W&R/Wellington)	14,380 units		5,280,483
*	Select Gr Opprts (Sands/Delaware)	35,310 units		4,950,606
*	RetireSMART 2020	129,645 units		24,717,777
*	Select Small Company Value (Clover/TRP/EARNEST)	11,020 units		3,994,996
*	RetireSMART 2030	158,832 units		31,438,305
*	Premier Global (OFI)	11,460 units		2,301,569
*	RetireSMART 2040	87,200 units		17,699,830
*	RetireSMART 2010	20,897 units		3,730,613
*	Mid Cap Value (Columbia)	18,929 units		3,167,684
*	RetireSMART 2050	83,532 units		12,040,555
*	RetireSMART in Retirement	2,280 units		398,576
	American Funds EuroPacific Growth	588,088 units		5,528,091
	American Funds Washington Mut.	587,900 units		6,958,065
	MFS International New Discover	305,325 units		2,905,588
	Vanguard 500 Index Fund	2,270,005 units		27,138,028
	Vanguard Mid Cap Index Fund	385,389 units		4,426,590
	Vanguard Small Cap Index Fund	733,424 units		8,371,071
	Vanguard Total Bond Market Index	541,400 units		5,692,704
	Vanguard Developed Markets Ind	72,380 units		722,775
*	Premier Money Market Fund	80 units		10,531

*	Sinclair Broadcast Group, Inc. Common Stock Fund	738,188 units		33,812,847
*	Participant loans	Interest at 3.25% - 10.25%, maturing on various dates, secured by the participant’s account balance		6,191,496
	Total			$346,229,132

* Party-in-interest
(1) Historical cost has not been presented as all investments are participant directed.

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SINCLAIR BROADCAST GROUP, INC.
401(K) RETIREMENT SAVINGS PLAN

By:    /s/ David R. Bochenek
David R. Bochenek
Senior Vice President / Chief Accounting Officer

Dated: June 28, 2017

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm